                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    The Goldman Sachs Group, Inc.
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   (Last)                           (First)             (Middle)

    85 Broad Street
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                                    (Street)

    New York,                        NY                   10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Allied Riser Communications Corporation
    (ARCC)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    August/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


                            Former 10% Owner
               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   08/24/00 |    S   |   |     15,000    | D   |  $7.50   |      01      |   01    |    01    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   08/24/00 |    S   |   |     12,300    | D   |  $7.4375 |      01      |   01    |    01    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   08/24/00 |    S   |   |      2,700    | D   |  $7.46875|      01      |   01    |    01    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

              |       |        |      |              |                 |                       |            |9.      |10.   |      |
              |       |        |      |              |                 |                       |            |Number  |Owner-|      |
              |       |        |      |              |                 |                       |            |of      |ship  |      |
              |2.     |        |      |              |                 |                       |            |Deriv-  |of    |      |
              |Conver-|        |      | 5.           |                 |7.                     |            |ative   |Deriv-|11.   |
              |sion   |        |      | Number of    |                 |Title and Amount       |            |Secur-  |ative |Nature|
              |or     |        |      | Derivative   |6.               |of Underlying          |8.          |ities   |Secur-|of    |
              |Exer-  |        |4.    | Securities   |Date             |Securities             |Price       |Bene-   |ity:  |In-   |
              |cise   |3.      |Trans-| Acquired (A) |Exercisable and  |(Instr. 3 and 4)       |of          |ficially|Direct|direct|
              |Price  |Trans-  |action| or Disposed  |Expiration Date  |-----------------------|Deriv-      |Owned   |(D) or|Bene- |
1.            |of     |action  |Code  | of (D)       |(Month/Day/Year) |             |Amount   |ative       |at End  |In-   |ficial|
Title of      |Deriv- |Date    |(Instr| (Instr. 3,   |-----------------|             |or       |Secur-      |of      |direct|Owner-|
Derivative    |ative  |(Month/ |8)    | 4 and 5)     |Date    |Expira- |             |Number   |ity         |Month   |(I)   |ship  |
Security      |Secur- |Day/    |------| ------------ |Exer-   |tion    |             |of       |(Instr.     |(Instr. |(Instr|(Instr|
(Instr. 3)    |ity    |Year)   |Code|V|  (A)  |  (D) |cisable |Date    |Title        |Shares   |5)          |4)      |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
7-1/2%        |       |        |    | |       |      |        |        |             |         |            |        |      |      |
Convertible   |       |        |    | |       |      |        |        |             |         |            |        |      |      |
Subordinated  |       |        |    | |       |      |        |        |             |         |            |        |      |      |
Notes due 2007|$15.37 |   02   | S  | |       |   02 | Immed. |6/15/07 |Common Stock |    02   |     02     |   02   |  02  | 01,02|
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Whitehall Street Real Estate Limited Partnership XI ("Whitehall XI" and, along with various other investment partnerships affiliated with Goldman, Sachs & Co. and The Goldman Sachs Group, Inc., "Whitehall" and, together with GS Capital III, GS Offshore and GS Germany, the "Limited Partnerships"), WH Advisors, L.L.C. XI ("WH Advisors"), GS Advisors III, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. ("GS Group" and, together with GS Capital III, GS Offshore, GS Germany, Goldman Sachs, GS Advisors, Whitehall XI, WH Advisors and GS oHG, the "Reporting Persons"). The principal business address of each of GS Capital III, GS Advisors, Whitehall XI, WH Advisors, Goldman Sachs and GS Group is 85 Broad Street, New York, New York, 10004. The principal business address of GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address of each of GS Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

01: The securities reported herein as disposed of were disposed of and may be deemed to have been beneficially owned directly by Goldman Sachs and may be deemed to have been beneficially owned indirectly by GS Group. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 4,065,946 shares of Common Stock through the Limited Partnerships. Affiliates of Goldman Sachs and GS Group are the general partner or managing partner of certain of the Limited Partnerships. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GS Capital III owns beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 1,319,897 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GS Offshore owns beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 362,792 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GS Germany owns beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly 60,964 shares of Common Stock. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Whitehall XI owns beneficially and directly and its general partner, WH Advisors, may be deemed to own beneficially and indirectly 1,743,653 shares of Common Stock. WH Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

02: On August 23, 2000, Goldman Sachs sold $500,000 and $365,000 in principal amount of the Company's 7-1/2% Convertible Subordinated Notes due 2007 ("Notes) for $282,450 and $216,302.65, respectively, which are convertible into 32,531 and 23,748 shares of Common Stock, respectively.

On August 24,  2000,  Goldman  Sachs sold  $135,000,  $500,000,  $2,000,000  and
$1,500,000 in principal amount of Notes at $79,918.65,  $316,000, $1,192,500 and
$1,004,340, respectively, which are convertible into 8,783, 32,531, 130,123 and 97,593 shares of Common Stock, respectively.

**Signatures:

GOLDMAN, SACHS & CO.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


THE GOLDMAN SACHS GROUP, INC.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GS CAPITAL PARTNERS III, L.P.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GS CAPITAL PARTNERS III OFFSHORE, L.P.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP
(with limitation of liability)


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GS ADVISORS III, L.L.C.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO. oHG


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP XI


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


WH ADVISORS, L.L.C. XI


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


Date:     September 11, 2000


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.